UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Final Amendment)

MULTI-STRATEGY HEDGE OPPORTUNITIES LLC
(Name of Subject Company (Issuer))

MULTI-STRATEGY HEDGE OPPORTUNITIES LLC
(Name of Filing Person(s) (Issuer))

UNITS OF LIMITED LIABILITY COMPANY INTERESTS
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Fabio P. Savoldelli
222 Broadway, 27th Floor
New York, NY 10038
Tel. (866) 878-2987

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:
Margery K. Neale, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019

September 21, 2005
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: $16,296,621.54(a)	Amount of Filing Fee: $ 1,919(b)

(a)	Calculated as the estimated aggregate maximum purchase price for Units.

(b)	Calculated at $117.70 per $1,000,000 of the Transaction Valuation.

|X|	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,919
Form or Registration No.: Schedule TO, Registration No. 005-80656
Filing Party: Multi-Strategy Hedge Opportunities LLC
Date Filed: September 21, 2005

|_|	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. |X|

Check the appropriate boxes below to designate any transactions to which the statement relates:

|_|	third-party tender offer subject to Rule 14d-1.

|X|	issuer tender offer subject to Rule 13e-4.

|_|	going-private transaction subject to Rule 13e-3.

|_|	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

        This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on September 21, 2005 by Multi-Strategy Hedge Opportunities LLC (the “Company”) in connection with an offer by the Company to purchase up to 15% of its outstanding Units from the members of the Company on the terms and subject to the conditions set forth in the Offer to Repurchase filed as Exhibit B to the Statement.

        This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Repurchase.

        The following information is furnished pursuant to Rule 13e-4(c)(4):

        1. The Offer expired at 12:00 midnight, New York time, on October 25, 2005.

        2. 2,241,289 Units were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Units were accepted for repurchase by the Company in accordance with the terms of the Offer.

        3. The Valuation Date for the Units tendered was December 30, 2005.

        4. Payment of the repurchase price was made in the form of a promissory note issued to each Member whose tendered Units were accepted for repurchase by the Company. On or about February 14, 2006, the Company paid such members $2,297,097.14 collectively, representing the cumulative amount payable under the promissory notes.

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

MULTI-STRATEGY HEDGE OPPORTUNITIES LLC

By: /s/ Donald C. Burke

Name: Donald C. Burke
Title: Vice President and Treasurer

March 13, 2006

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